Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
October 28, 2022
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on October 7, 2022 regarding Post-Effective Amendment No. 370 to the Registration Statement on Form N-1A, which was filed on August 23, 2022 for the Direxion Future of Farming ETF and the Direxion Electric and Autonomous Vehicles ETF (the “Funds”), each a series of the Direxion Shares ETF Trust (the “Registrant”):
Your comments and the Registrant’s responses are set forth below.
Direxion Future of Farming ETF:
1) The disclosure states that all companies included in the underlying index are “US-listed.” However, there are non-U.S. companies included in the S&P Kensho Sustainable Staples Index (the “S&P Index”), according to the Index fact sheet. Please supplementally reconcile these facts or revise the disclosure, as necessary.
Registrant notes that the non-U.S. companies listed on the S&P Index’s fact sheet are American Depositary Receipts (“ADR”). Registrant added ADR-related risks to the Principal Investment Risks section.
2) Although the Fund seeks investment results that track the S&P Index, its Principal Investment Strategy does not discuss that index, but rather only a variety of sub-indices. Consider including the name of the target index, i.e., the S&P Kensho Sustainable Staples Index, in the Principal Investment Strategy. In addition, please supplementally explain how each of the sub-indices is relevant to farming, particularly the S&P Kensho Drones Index, S&P Kensho Robotics Index, S&P Kensho 3D Printing Index, and S&P Kensho Space Index; or add disclosure explaining how components of each of these sub-indices, which are chosen by the S&P Kensho Sustainable Staples Index, are determined to relate to farming. Finally, please explain why the Fund is not required to invest 80% of net assets in agriculture-related businesses, as implied by the Fund’s name.
Each of the sub-indices include companies focused on the industry or area of innovation suggested by their name, and S&P Dow Jones Indices LLC (the “Index Provider”) includes agricultural components of the sub-indices in the S&P Index as these sub-indices include companies that support the future of farming. For example, agricultural components of the S&P Kensho Drones Index include companies that provide drone technology to assist farming operations; agricultural components of the S&P Kensho Robotics Index include companies that provide commercial robots or cloud-based platforms to support farming operations; agricultural components of the the S&P Kensho 3D Printing Index include companies that provide bio-printing systems used for food; and agricultural components of the S&P Kensho Space Index include companies that provide satellite communications or cloud-computing support services for farming operations from space. As indicated in the disclosure, the Index Provider identifies relevant search terms that best represent the industries and areas of innovation suggested by the sub-indices’ names and conducts automated scans of their SEC filings for relevant search terms in order to construct the relevant sub-index. Registrant added disclosure clarifying that, in constructing the S&P Index, such search terms will be agriculture-related.
The Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus borrowing for investment purposes) in the securities that comprise the Index or investments with economic characteristics similar to the securities included in the Index. Because the S&P Index is comprised of companies constituting the future of farming (i.e., companies enabling connected agricultural producers to enhance output, while reducing waste and resource exhaustion using state-of-the-art sustainable practices), then the Fund will inherently be invested 80% in future of farming companies.
3) The prospectus states that “Although the Fund intends to fully replicate the Index, at times the Fund may hold a representative sample of the securities in the Index that have aggregate characteristics similar to those of the Index.” The Staff notes that this sentence may not be true if foreign-listed securities are excluded from the Fund’s portfolio but included in the Index.
Registrant confirms that the S&P Index does not include foreign-listed securities.
4) The Principal Investment Risks section includes disclosure relating to large-capitalization company risk, small/mid-capitalization company risk, and micro-capitalization company risk. Please include corresponding strategy disclosure discussing capitalization criteria.
Registrant added a sentence to the Principal Investment Strategy section stating that the Fund may invest in securities of any market capitalization.

Direxion Electric and Autonomous Vehicles ETF:
5) The description of the Indxx US Electric and Autonomous Vehicles Index (“Indxx Index”) in its fact sheet differs from what is disclosed in the Fund’s prospectus. Please explain or revise the description of the Index in the prospectus to align with the fact sheet.
Registrant respectfully declines to revise the description of the Indxx Index in the prospectus to align with the Indxx’s Index fact sheet. Registrant drafted such disclosure to improve investor understanding, to align with SEC staff positions, and to respond to SEC staff comments on the registration statement for another series of the Registrant, the Direxion Daily Electric and Autonomous Vehicles Bull 2X Shares (EVAV), which seeks daily investment results, before fees and expenses, of 200% of the performance of the Indxx Index.
6) Please supplementally state whether Indxx is a sponsor of or affiliated with the Fund.
Registrant confirms that Indxx is not a sponsor of, and is not affiliated with the Fund.
7) The prospectus states that “In cases when there are less than 25 eligible companies, the Index will include companies that derive less than 50% but greater than or equal to 20% of their revenue from the activities associated with the sub-themes until 25 companies are selected.” This statement appears to be inconsistent with Rule 35d-1, which requires a company to obtain at least 50% of its revenue from a named business activity to be counted for purposes of a fund’s 80% test.
Registrant respectfully notes that there is no such requirement in Rule 35d-1 for a company to obtain at least 50% of its revenue from a named business activity to be counted for purposes of a fund’s 80% test. Registrant acknowledges that the “50% of revenues or profits” test comes from the Certain Countries or Geographic Regions portion of the Names Rule (i.e., Rule 35d-1(a)(3)) and that the Adopting Release to Rule 35d-1 endorses that test for determining whether a fund’s assets are tied to the economic fortunes and risks of a country or geographic region. Because the Fund’s name does not include the names of countries or geographic regions, this test is inapplicable.
Registrant further notes the 80% requirement cannot be extrapolated to terms such as “electric and autonomous vehicles” by simply declaring electric and autonomous vehicles securities to be an asset class, like equity and fixed income securities. Nor can the 80% requirement, inclusive of the 50% revenue or profits test, be applied to the term " electric and autonomous vehicles " by simply declaring electric and autonomous vehicles securities to be a type of investment. Assuming that “electric and autonomous vehicles” are a type of investment, consider Question 6 in the Staff’s Frequently Asked Questions regarding Rule 35d-1. FAQ #6 provides as follows:
Q: Does rule 35d-1 apply to funds that use the terms "small-cap," "mid-cap," and "large-cap?"
A: Yes. Terms such as "small-, mid-, or large-capitalization" suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms "small-, mid-, or large-capitalization," registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the Staff. (Emphasis added.)
Registrant notes FAQ #6 allows registrants largely to “use any reasonable definition” of investment types; and here, the Trust proposes a reasonable definition of electric and autonomous vehicles companies as set forth in the “Principal Investment Strategy” section. The Trust employs this definition because the index that the Fund seeks to track employs this definition.
Additionally, Registrant believes the Indxx Index’s definition of electric and autonomous vehicles companies support the inclusion of “Electric and Autonomous Vehicles” in the Fund’s name. Among other reasons, the Indxx Index is clearly designed and will whenever possible include 25 constituents, all of which will derive at least 50% of their revenue from the sub-themes described. While the index methodology includes rules for compiling the Index when 25 companies do not exist, the clear intent of the Index is to include 25 electric and autonomous vehicles companies. Further, based on the Trust's review of current index constituents, the index appears to include companies whose fortunes are firmly tied to the success of the electric and autonomous vehicles industry. Based on such due diligence, the Trust believes among other considerations, the Fund’s name is consistent with the requirements of Rule 35d-1 and the related FAQs, and is not misleading.
8) Please revise the 80% test to require the Fund to invest at least 80% of its net assets in electric and autonomous vehicles, or revise the Fund’s name to add the word “Index”.
The Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus borrowing for investment purposes) in the securities that comprise the Index or investments with economic characteristics similar to the securities included in the Index. Because the Indxx Index is comprised of electric and autonomous vehicles companies, then the Fund will inherently be invest 80% in electric and autonomous vehicles companies. Therefore, Registrant respectfully declines to revise the Fund’s name.
9) Please supplementally confirm the inclusion of “Small- and/or Mid-Capitalization Company Risk” in light of the fact that securities in the Index must have a minimum market capitalization of $500 million, which may generally be considered mid-cap (and not small-cap) securities.

Registrant confirms the inclusion of “Small- and/or Mid-Capitalization Company Risk” as the industry considers the small-capitalization range to be from $300 million to $2 billion.
All Funds:
10) As required by Form N-1A, please bold the following sentence in the “Fees and Expenses of the Fund” disclosure: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.”
Registrant confirms the requested bolding has been added to the disclosure.
11) The Fund has principal risk disclosure related to securities lending. Please delete such disclosure or include corresponding principal investment strategy disclosure.
Registrant has deleted such disclosure as securities lending is not a principal investment strategy of the Funds.
12) The “Market Risk” disclosure in the prospectus states, “If a market disruption or similar event occurs, making it not reasonably practicable for a Fund to dispose of its holdings or to determine its NAV, a Fund could seek to limit or suspend purchases of creation units.” Please delete this language or revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant confirms that it will delete such disclosure from the “Market Risk” disclosure at the Trust’s annual update.
13) The SAI includes disclosure relating to Foreign Securities; please confirm that this disclosure comports with the statement in the prospectus that the underlying index is comprised only of US-listed securities.
Registrant confirms that the S&P Index is comprised only of U.S.-listed securities. It is Registrant’s practice to include all of the risks of the Registrant’s complex in the SAI as Registrant will combine all non-leveraged series into one SAI at its annual update.
14) In Part C, Item 33, please include the name and addresses of the person(s) maintaining physical possession of the required books and records, in accordance with Form N-1A instructions.
Registrant confirms the requested information has been added to Part C, Item 33.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC